UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                           (Amendment No.               )*

                       UNITED PAYORS & UNITED PROVIDERS, INC.
                                  (Name of Issuer)

                       Common Stock, par value $.01 per share
                           (Title and Class of Securities)

                                    911 319-10-1
                                   (CUSIP Number)


                                 Karen Shaff, Esq.
                       Principal Mutual Life Insurance Company
                                   711 High Street
                              Des Moines, Iowa  50392
                                   (515) 247-6139
             (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                                    July 8, 1996
               (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

               Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
          Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to
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          the
          subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to
          the liabilities of  that section of the Act  but shall be subject to
          all other provisions of the Act (however, see the Notes).
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                                    SCHEDULE 13D

          CUSIP No.  911 319-10-1                                    Page 2

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Principal Health Care, Inc.  52-1503069

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                      (b)

          3    SEC USE ONLY

          4    SOURCE OF FUNDS
                      AF

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (E)

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Iowa

               NUMBER OF           7         SOLE VOTING POWER
               SHARES                             4,400,000
               BENEFICIALLY        8         SHARED VOTING POWER
               OWNED BY
               EACH                9         SOLE DISPOSITIVE POWER
               REPORTING                          4,400,000
               PERSON              10        SHARED DISPOSITIVE POWER
               WITH

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,400,000

          12     CHECK BOX  IF THE  AGGREGATE AMOUNT  IN ROW  (11) EXCLUDES
          CERTAIN
               SHARES

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    38.02%

          14   TYPE OF REPORTING PERSON
                    CO
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          Item 1.   Security and Issuer

                    This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of United Payors & United Providers, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 2275 Research Boulevard, Sixth Floor, Rockville, Maryland 20850.

          Item 2.   Identity and Background

                    This statement is being filed by Principal Health Care Inc., ("PHC").

                 PHC is a corporation incorporated under the laws of Iowa. PHC's principal business is as a company which develops and administers managed care arrangements such as preferred provider organizations and health maintenance organizations. PHC's parent is
          Principal Holding Company, Inc. ("PH"), a holding company for the non-life insurance subsidiaries of its parent, Principal Mutual Life Insurance Company ("PM"). PM is a mutual life insurance company incorporated under the laws of the state of Iowa. PM's principal business is the provision of products and services for
          businesses,   groups   and   individuals   including   individual
          insurance,
          pension plans and group/employee benefits. The address of PHC's principal business and principal office is 1801 Rockville Pike, Suite 601, Rockville, MD 20852. The address of each of PH's and PM's principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

               Information concerning the directors and executive officers of
          PM and PHC is set forth in Appendices A and B.

                    During the last five years, except as set forth below, none of PHC, PH or PM, or the Directors or Executive Officers of PHC or PM, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    During the last five years, except as set forth below, none of PHC, PH or PM, or the Directors or Executive Officers of PHC or PM, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

                    Except as set forth below, the Directors and Executive Officers of PHC and PM are United States citizens. Victor
          Loewenstein   and   Elizabeth   Tallet   are   British  citizens.

          Jean-Pierre
          Rosso is a French citizen.




          Item 3.   Source and Amount of Funds or Other Consideration

                    PHC acquired 4,400,000 shares of Common Stock as a result of the automatic mandatory conversion of the share of Preferred Stock Series Initial, par value $.01, issued by the Company and held by PHC (the "Preferred Stock"). The conversion occurred on July 8, 1996 immediately prior to the closing of the Company's initial public offering of Common Stock. PHC acquired the Preferred Stock from PH as a contribution to its capital on June 10, 1996. PH acquired the Preferred Stock in January 1995 for $5 million, the source of which was working capital.

          Item 4.   Purpose of Transaction

                    PHC acquired the Preferred Stock and the 4,400,000 underlying shares of Common Stock, each as described in Item 3, for investment purposes.

               PHC and PM do not have any plans or proposals, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934. PHC and PM reserve the right to acquire additional securities of the Company, to dispose of securities of the Company at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

          Item 5.   Interest in Securities of the Issuer

                    The 4,400,000 shares of Common Stock beneficially owned by PHC and acquired by it as described in Item 3 constitute 38.02%
          of the  outstanding shares of  Common Stock of the  Company.  PHC has
          sole  voting  and  disposition  authority  with  respect  to  the
          4,400,000
          shares.

          Item   6.        Contracts,   Arrangements,   Understandings   or
          Relationships
                    with Respect to Securities of the Issuer

                    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item
          2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that PM has agreed along with the Company and other stockholders of the Company not to offer, sell or otherwise dispose of shares of Common Stock for a period of 180 days from the effective date of the registration statement covering the Common Stock offered in the Company's initial public offering without the prior written consent of the representative of the underwriters of the offering.

          Item 7.   Material to Be Filed as Exhibits

                    EXHIBIT NO.              EXHIBIT

                       99.1                  Letter Agreement dated
                                             June 24, 1996.

          Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             PRINCIPAL HEALTH CARE, INC.



          July 17, 1996                       By:  /s/ K. J. Linde

               Date                                 K. J. Linde

                                                                 APPENDIX A

               PM's directors and executive officers are identified below.

          Directors:

               Mary Vermeer Andringa, Director
               President and Chief Operating Officer, Vermeer Manufacturing Company, an international manufacturer and marketer of agricultural and industrial equipment, Box 200 Pella, IA
          50219

               Dr. Ruth M. Davis, Director
               President and Chief Operating Officer, The Pymatuning Group, Inc., a technology management and industrial modernization services company, Suite 570, 4900 Seminary Road, Alexandria, VA 22311

               D.J. Drury, Director
               Chairman and Chief Executive Officer, Principal Mutual Life Insurance Company, 711 High Street, Des Moines, IA 50392

               C. Daniel Gelatt, Jr. Director
               President, NMT Corporation, a computer graphics services and software company, 2004 Kramer Street, La Crosse, WI 54603

               G. David Hurd, Director
               Retired, 711 High Street, Des Moines, IA 50392

               Theodore M. Hutchinson, Director
               Vice Chairman, Principal Mutual Life Insurance Company, 711 High Street, Des Moines, IA 50392

               Charles S. Johnson, Director
               President and Chief Executive Officer, Pioneer Hi-Bred International, Inc., an agricultural products development, production and marketing company, 400 Locust, Suite 700 Capital Square, Des Moines, IA 50309

               William T. Kerr, Director
               President and Chief Operating Officer, Meredith Corporation, a media and marketing company, 1716 Locust, Suite 700
          Capital
               Square, Des Moines, IA 50309

               Lee Liu, Director
               President, Chairman and Chief Executive Officer, IES Industries, Inc., a public utilities company, P.O. Box 351 Cedar Rapids, IA 52406

               Victor H. Loewenstein, Director
               Managing   Partner,   Egon    Zehnder   International,    an
          international
               management  consulting  company, 55  East  59th  Street, New

          York,
               NY 10022



               Ronald D. Pearson, Director
               Chairman, President and Chief Executive Officer
               Hy-Vee, Inc., an operator of retail stores, 5820 Westown Parkway, West Des Moines, IA 50266

               John R. Price, Director
               Managing Director, The Chase Manhattan Corporation, a bank holding company, 279 Park Avenue 44th Floor New York, NY

               Barbara A. Rice, Director
               Principal, Rice and Associates, a human resource consulting company, 712 Germantown Pike Lafayette Hill, PA 19444

               Jean-Pierre C. Rosso, Director
               President and Chief Executive Officer, Case Corporation, a heavy machinery manufacturer, 700 State Street Racine, WI 53404

               Dr. Donald M. Stewart, Director
               President, The College Board, a non-profit provider of educational transition services, 45 Columbus Avenue, New York, NY 10023

               Elizabeth E. Tallett, Director
               Biotechnology  consultant, 48 Federal  Twist Road, Stockton,
          NJ
               08559

               Dean D. Thornton, Director
               Retired, 1602 34 Court West, Seattle, WA  98199

               F.W. Weitz, Director
               President,  Chairman  of  the   Board  and  Chief  Executive
          Officer,
               Essex Meadows, Inc., a retirement homes company, 800 Second Avenue Des Moines, IA 50309

          Executive Officers who are not Directors (all of whom are principally employed by PM as set forth below and have, as their principal business address, 711 High Street, Des Moines, Iowa 50392):

               J.E. Aschenbrenner, Senior Vice President
               R.S. Crabtree, Executive Vice President
               T.J. Gaard, Senior Vice President
               M.H. Gersie, Senior Vice President
               T.J. Graf, Senior Vice President
               J.B. Griswell, Executive Vice President
               R.E. Keller, Executive Vice President

               G.R. Narber, Senior Vice President and General Counsel C.E. Rohm, Executive Vice President

                                                                 APPENDIX B

               PHC's Directors and Executive Officers are identified below.

          Directors:

               T.J. Graf, Chairman
               D.J. Drury
               K.J. Linde

          K.J. Linde is principally employed by PHC and has as a principal business address 1801 Rockville Pike, Suite 601, Rockville, MD 20852. T.J. Graf and D.J. Drury are principally employed by PM as set forth in Appendix A and have, as their principal business address, 711 High Street, Des Moines, Iowa 50392

          Executive Officers (T.J. Graf's principal employment and business address are set forth above. The other Executive Officers are principally employed by PHC as set forth below and have, as their principal business address, 1801 Rockville Pike, Suite 601, Rockville, MD 20852 ):

               K.J. Linde, President and Chief Executive Officer
               T.J. Graf, Executive Vice President
               D.W. Goltz, Vice President - Finance
               R.J. Mrizek, Vice President and Counsel - Law and
                            Government Relations
               S.I. Taylor, Vice President, Operations
               D.L. Weiss, Vice President - Planning and Development S.C. Whitty, President - Marketing and Sales